James Hardie Industries N.V.
The liability of members is limited Incorporated in The Netherlands
Atrium, 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands
Telephone: 31 (0) 203 012 986 Facsimile: 31 (0) 204 042 544
December 12, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cecilia D. Blye Jack Guggenheim

Re:	James Hardie Industries N.V. Form 20-F for the fiscal year ended March 31, 2006 File No. 1-15240
Ladies and Gentlemen:
     Transmitted herewith are our responses to the Staff’s comments to the Form 20-F for the fiscal year ended March 31, 2006 filed by James Hardie Industries N.V., a Dutch public limited liability company incorporated and existing under the laws of The Netherlands (the “Company”), on September 29, 2006 (the “Form 20-F”) which comments were set forth in a letter dated November 29, 2006 (the “Comment Letter”) to Louis Gries, Chief Executive Officer of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below. We have also attached to this Letter as Exhibit A, the statement from the Company you have requested.
1.	We note that on page 34 of your 20-F you state that in addition to your principal markets you also sell fiber cement products in a number of other countries, including Iran. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through distributors, subsidiaries or other direct or indirect arrangements. Include a discussion of direct

Ms. Cecilia D. Blye
Securities and Exchange Commission
December 12, 2006
and indirect contacts with the Iranian government and entities controlled by the Iranian government.

RESPONSE:

In the past, the Company’s Philippines subsidiary, James Hardie Philippines Inc. (the “Subsidiary”) sold fiber cement products to two customers, Andishan Co and Sam International (the “Former Customers”), that were located in Iran. To the Company’s knowledge the Former Customers are not entities controlled by the Iranian government and the Company has had no other direct or indirect contacts with the Iranian government or entities controlled by the Iranian government. In October 2006 the Company voluntarily determined to, and has caused the Subsidiary to, cease all sales to any customers in Iran, including the Former Customers.

Our sales to the Former Customers did not generate any material revenues. These sales occurred from fiscal year 2004 through July 2006 and generated $31,721, $168,567, $118,169 and $51,501 in revenues in fiscal years 2004, 2005, 2006 and 2007, respectively.

To our knowledge, we do not sell to any customers who distribute our products to the Iranian government or any other companies or entities located in Iran. In October 2006, we instituted additional measures to ensure that our customers do not distribute our products in Iran by adding a provision to our sales contracts that prohibit any such sales.

We do not have, and we are not currently developing, any other business in Iran and do not have any other direct or indirect arrangements related thereto.

2.	Discuss the materiality to you of any contacts with Iran and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-

Ms. Cecilia D. Blye
Securities and Exchange Commission
December 12, 2006
sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government receive cash or act as intermediaries in connection with your operations.

RESPONSE:

In light of the facts described in response to Comment 1 above, and especially given our voluntary decision in October 2006 to cease all sales to customers in Iran and institute measures to prevent our customers from distributing our products in Iran, the Company’s contacts with Iran are not material to the financial performance of its business. To our knowledge, these past contacts have not had any adverse impact on our business reputation or share value. We do not believe that our past contacts in Iran constitute, individually or in the aggregate, any material investment risk for our security holders.
* * * *

Ms. Cecilia D. Blye
Securities and Exchange Commission
December 12, 2006
     You may call the undersigned with any questions or comments you may have regarding this letter at 31 20 301 2986. In addition, please send all written correspondence directly to the undersigned, with copies to Gary Epstein at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717.

Very truly yours,
/s/ Benjamin Butterfield
Benjamin Butterfield
General Counsel

Enclosures

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Russell Chenu, Chief Financial Officer
Robert Bredenkamp, Corporate Financial Controller
Meredith Hellicar, Chairman of the Board of Directors
Michael Brown, Chairman of the Audit Committee

Securities and Exchange Commission
Pamela Long
Rufus Decker

PricewaterhouseCoopers LLP
Shaun Matthews

Greenberg Traurig P.A.
Gary Epstein

EXHIBIT A
I, Benjamin Butterfield, General Counsel of James Hardie Industries N.V. (the “Company”), do hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 12, 2006	/s/ Benjamin Butterfield
Benjamin Butterfield
General Counsel